THE WEITZ FUNDS

1125 South 103rd Street, Suite 200

Omaha, Nebraska 68124

(402) 391-1980

February 14, 2023

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Weitz Funds (the “Registrant”)
Request for Withdrawal of Information Statement/Prospectus on Form N-14/A
File No. 333-269185

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Information Statement/ Prospectus filed via EDGAR on Form N-14/A under the 1933 Act (File No. 333-269185), together with all exhibits thereto (collectively, the “N-14”), on February 10, 2023, under its EDGAR access codes (Accession No. 0001821268-23-000061). The N-14 relates to the reorganization of the Weitz Hickory Fund with and into the Weitz Partners Value Fund.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 after further consideration and discussions with the Securities and Exchange Commission (“Commission”) staff. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14.

Should you have any questions regarding this filing, please contact Patrick W.D. Turley at Dechert LLP at 202.261.3364.

Very truly yours,

/s/ John R. Detisch, Esq.

      Vice President

cc: Patrick W.D. Turley, Esq.

       Dechert LLP